Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(the “Company”)

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Tuesday, June 24, 2025. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 30, 2025 (the “Circular”). The matters voted upon at the Meeting and the results of the voting as provided by TSX Trust Company after the Meeting were as follows:

1.	Appointment of Auditors

The Voting Results showed that 5,222,899 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Appointment of Auditor	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
MNP LLP	5,013,787	96%	209,112	4%

As a result of the foregoing, MNP LLP, were appointed as the auditors of the Company for the ensuing year until the close of the next annual general meeting of shareholders, at a remuneration to be fixed by the Board of Directors.

2.	Election of Directors

The Voting Results showed that 2,840,037 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	2,736,080	96.34%	103,957	3.66%
John Pollesel	2,766,756	97.42%	73,281	2.58%
CL “Butch” Otter	2,748,764	96.79%	91,263	3.21%
Susan Uthayakumar	2,758,779	97.14%	81,258	2.86%
Alden Greenhouse	2,767,064	97.43%	72,973	2.57%

As a result of the foregoing each of the above-noted five nominee directors were elected directors of the Company for the ensuing year or until their successors are elected or appointed.

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3.	2022 Amended and Restated LTIP

The vote on this resolution was required to be approved by the affirmative vote of a simple majority of the votes cast by disinterested shareholders. The Voting Results showed that 2,839,303 of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

	Votes For	% of Votes For	Votes Against	% of Votes Against
2022 Amended and Restated LTIP	2,202,567	77.57%	636,736	22.43%

As a result of the foregoing, the resolution described on page 12 of the Circular was adopted as an ordinary resolution of the disinterested shareholders of the Company and the 2022 Amended and Restated LTIP was approved.

DATED this 24th day of June, 2025.

ELECTRA BATTERY MATERIALS CORPORATION

/s/ Marty Rendall

By:
Marty Rendall, Chief Financial Officer

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